BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

April 9, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:	Mr. Michael Seaman, Attorney-Advisor

Re:	Ministry Partners Investment Company, LLC Form S-1 Filed December 23, 2009 File No. 333-163970

Ladies and Gentlemen:

Registrant (the “Company”) submits this letter in response to Comment No. 5 of the Staff’s March 30, 2010 letter.  The Company has not yet filed an amendment to its Registration Statement in response to the Staff’s letter, in the hope that after the Staff’s review and response to this letter, the Company can determine an effective resolution to Comment No. 5 prior to the Company’s amendment to its Registration Statement.

For the Staff’s convenience, we repeat Comment No. 5 below, and follow with the Company’s responses to Comment No. 5.

Division of Trading and Markets Comment

Our Division of Trading and Markets has the following comment based on your response to prior comment 13 in our letter dated January 19, 2010:

5.	Your response to prior comment 13 in your letter dated March 9, 2010 indicates that a description of the duties and compensation of your President, Mr. Bill Dodson, is set forth in the prospectus.

The prospectus states that Mr. Dodson became your “president on May 8, 2006,” that he “was elected Assistant Secretary in October 2007,” that before joining you “he served as Vice President of Sales for California Plan of Church Finance, Inc., a registered broker-dealer,” at which “he managed all aspects of a brokerage operation, which annually distributed to investors between $125 and $175 million of church mortgage bonds,” that, “In the past, Mr. Dodson has held numerous securities and insurance licenses,” and that, “He is a graduate of the Securities Industry Institute at the Wharton School, University of Pennsylvania.”

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

The prospectus also states that Mr. Dodson currently serves ex-officio on your board-appointed investment committee, which reviews your “investments, including loan purchases and dispositions,” and that none of your “Managers currently receives compensation for services rendered as a Manager,” although each “is entitled to be reimbursed for expenses incurred in performing duties on” your behalf.  In addition, the prospectus states that, “An aggregate bonus amount of $70,700, $73,217 and $68,300 was paid to Mr. Dodson for the fiscal years 2009, 2008 and 2007, respectively,” that you “contributed an aggregate amount of $24,066 for Mr. Dodson’s 401(k) retirement plan, medical benefits and life and disability insurance for 2009,” and that, “In 2008, Mr. Dodson received a long-term incentive award that he earned as a participant in the ECCU Long-Term Incentive plan,” and that, “Mr. Dodson’s award was earned for the year ending December 31, 2006, but did not vest until his service as an ECCU leased employee was terminated effective as of December 31, 2007.”

Further, the prospectus states that, with the restructuring of your “employee leasing arrangements with ECCU, Mr. Dodson became fully vested in his long-term incentive award and entitled to receive this payment,” that, “As provided under [your] leasing and administrative services agreement with ECCU, [you were] responsible for making this payment,” and that, “The incentive award was fully paid by the end of 2008.” Moreover, the prospectus states that you “contributed an aggregate amount of $21,943 for Mr. Dodson’s 401(k) retirement plan, medical benefits and life and disability insurance for 2008,” that, “For fiscal year 2007, [you] contributed $23,433 for Mr. Dodson’s 401(k) retirement plan, medical befits, and life and disability insurance,” and that, “In addition, Mr. Dodson received sales compensation of $26,384, a retirement benefit of $9,114 and other benefit allowances of $4,155.”

Please describe all of Mr. Dodson’s current and former duties for you other than the review of your investments as an ex-officio on your investment committee.  Also, please explain the prospectus’s statement that none of your “managers currently receives compensation for services rendered as a Manager,” and this statement’s current and former applicability to Mr. Dodson.  In addition, please describe the relevance of Mr. Dodson’s securities industry experience to his work for you, the services for which Mr. Dodson received bonus compensation in 2007, 2008 and 2009, and the services for which he received sales compensation in 2007.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

Your letter also indicates that the duties of your Director of Investor Relations and Relationship Development Officer consist largely of soliciting investors, soliciting investment intermediaries and otherwise promoting the distribution of your investment products, and that approximately 90% of their bonus compensation is related to the success of their securities sales efforts.  Please identify your Director of Investor Relations and Relationship Development Officer and disclose their total bonus compensation for each year or partial year since the beginning of their employment with you.  Also please explain why we should agree with your assertion that Mr. Dodson, your Director of Investor Relations, and Registrant’s Relationship Development Officer were able to rely on Rule 3a4-1 under the Securities Exchange Act of 1934, given that they appear to have actively solicited investors and received compensation based either directly or indirectly on transactions in your investment products.

In addition, your letter indicates that you have a fourth employee who “performs only non-sales related clerical and administrative duties in support of sales and investor relations.”  Please identify this employee and provide a detailed description of his or her duties and compensation.

Summary Response

For the Staff’s convenience, we summarize the Company’s responses to Comment No. 5 which are set forth below in the same order as the Staff’s requests in Comment No. 5.  Each response is supported by the information requested by the Staff provided in the remainder of this letter.

1.           Mr. Dodson’s current and former duties for the Company are those of the Company’s President and de facto chief operating officer (“COO”).  At least 90% of his time is spent on tasks which are not in connection with transactions in securities.  As used in this letter, we intend “in connection with transactions in securities” to have the meaning set forth in 1934 Act Rule 3a4-1.  Less than 10% of Mr. Dodson’s time is spent in connection with transactions in securities, but do not involve direct sales activities.  As used in this letter, we intend “direct sales activities” to mean “active solicitation of investors” as that phrase is used in Comment No. 5, and to include contact with potential investors, either in person or in communication by telephone, email, U.S. mail or other electronic or written means. Direct sales activities do not include a solicitation consisting only of the delivery of a prospectus or an advertisement which is exempt under the 1933 Act (such as the “tombstone” ad).

2.           The Company’s statement that it pays no compensation to its Managers is correct.  Mr. Dodson is not a Manager of the Company.

3.           The Company hired Mr. Dodson primarily for his experience in structuring and managing church debt offerings, his experience with church fund investment and debt management, and his knowledge and experience with church debt securitization transactions.  Mr. Dodson’s experience in managing broker-dealer operations and securities sales was a secondary consideration.

4.           Mr. Dodson has performed no direct sales activities for the Company since mid-2007.  None of the compensation paid to Mr. Dodson in 2007, 2008 or 2009, including his fixed salary and bonus, was directly or, in any material way, indirectly, based on the volume or amount of the sales of the Company’s securities.  The Company asserts bonus compensation paid to top executive officers, such as Mr. Dodson, which is based on asset growth, earnings, and other measures of performance is common and appropriate.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

5.           The Company has four associated persons who to some extent provide services to the Company in connection with transactions in securities.  These four persons are the Company’s only associated persons within the meaning of 1934 Act Section 3(a)(4) and 1934 Act Rule 3a4-1.  These persons are:

Bill Dodson, President;
John Lester, Director of Investor Relations;
Rene Fernandez, Relationship Development Officer; and
Deborah Buschette, Investor Services Representative.

Only two of these associated persons, Mr. Lester and Mr. Fernandez, perform direct sales activities for the Company.

Mr. Lester and Mr. Fernandez conduct their direct sales activities services within the limitations of the Company’s Securities Sales Protocols, as described below.  These protocols require direct sales activities to be directed only to potential investors who first contact the Company.  The Company’s protocols do not allow, and neither of these persons institute contact with prospective investors through “prospecting” or “cold call solicitations.”

Mr. Dodson’s services in connection with transactions in securities are limited to discretionary administrative services, as described below.

Ms. Buschette’s services in connection with transactions in securities are limited to ministerial and clerical services within the meaning of Rule 3a4-1(a)(C)(iii).

For the reasons discussed in detail below, the Company asserts that each of the associated persons is not a broker within the definition of Section 3(a)(4) because, among other things, each person is not deemed a broker by reason of Rule 3a4-1.  Specifically,

a.           Mr. Dodson satisfies the conditions of the following subsections of Rule 3a4-1:

(a)(1)	He is not subject to any statutory disqualification as defined in Section 3(a)(39);

(a)(2)	He is not compensated based either directly or indirectly on transactions in securities;

(a)(3)	He is not employed as an associated person of a broker or dealer; and

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

(a)(4)	He satisfies the conditions of the following subsections of Rule 3(a) 4-1(a)(4)(ii):

(ii)(A)	He performs and intends primarily to perform at the end of the offering substantial duties for the Company other than in connection with transactions in securities; and

(ii)(B)	He is not a broker or dealer or an associated person of a broker or dealer within the preceding 12 months; and

(ii)(C)	He does not participate in selling securities for the Company, other than pursuant to the conditions set forth in that subsection.

Alternatively, he satisfies subsection (a)(4)(iii) because he restricts his participation to one or more of the following activities:

(iii)(A)
Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; provided, however, that the content of such communication is approved by a partner, officer or director of the issuer; or

(iii)(B)
Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document.

b.           Mr. Lester satisfies the conditions of the following subsections of Rule 3a4-1(a):

(1)	He is not subject to any statutory disqualification as defined in Section 3(a)(39);

(2)	He is not compensated based either directly or indirectly on transactions in securities;

(3)	He is not employed as an associated person of a broker or dealer; and

(4)	He satisfies the conditions of subsection (a)(4)(iii) because his participation is restricted to one or more of the following:

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

(iii)(A)
Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; provided, however, that the content of such communication is approved by a partner, officer or director of the issuer; or

(iii)(B)
Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document.

c.           Mr. Fernandez satisfies the conditions of the following subsections of  Rule 3a4-1(a):

(1)	He is not subject to any statutory disqualification as defined in Section 3(a)(39);

(2)	He is not compensated based either directly or indirectly on transactions in securities;

(3)	He is not employed as an associated person of a broker or dealer; and

(4)	He satisfies the conditions of subsection (a)(4)(iii) because his participation is restricted to one or more of the following:

(iii)(A)
Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; provided, however, that the content of such communication is approved by a partner, officer or director of the issuer; or

(iii)(B)
Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document.

d.           Ms. Buschette satisfies the conditions of the following subsections of Rule 3a4-1(a):

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

(1)	She is not subject to any statutory disqualification as defined in Section 3(a)(39);

(2)	She is not compensated based either directly or indirectly on transactions in securities;

(3)	She is not employed as an associated person of a broker or dealer; and

(4)	She satisfies the conditions of the following subsections of Rule 3(a) 4-1 (a)(4)(ii) because:

(ii)(A)	She performs and intends primarily to perform at the end of the offering substantial duties for the Company other than in connection with transactions in securities; and

(ii)(B)	She is not a broker or dealer or an associated person of a broker or dealer within the preceding 12 months; and

(ii)(C)	She does not participate in selling securities for the Company

Alternatively, she satisfies the conditions of subsection (a)(4)(iii) because:

(iii)(C)	She performs only ministerial and clerical work involved in effecting any securities transaction.

Description of Mr. Dodson’s current and former duties for the Company, other than review of the Company’s investments as an ex-officio member of the Board’s Investment Committee

Mr. Dodson serves as the Company’s President and Assistant Secretary and is an employee of the Company.  He directly assists the Company’s Chairman/CEO and reports directly to the Board of Managers.  Mr. Dodson’s described duties as President are such that he is de facto, the Company’s COO.  All compensation the Company pays to Mr. Dodson is, and has been, for his services as President.  His services as Assistant Secretary are limited to the authentication and certification of Board of Managers’ resolutions when the Company’s Secretary is unavailable to perform that duty.

Mr. Dodson is responsible for the overall executive level strategic and operational leadership of the Company.  He is responsible for:

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

●	the development and implementation of the Company’s long-term operational strategy;
●	supervision of the Company’s day-to-day operations, including mortgage loan investments and its interest income and expense management; and
●
preparation of ongoing communications and reports to the Board of Managers, which has eight regular meetings per year to review the Company’s performance and status and provide necessary advice and consent regarding the Company’s activities.  In addition, the Board has several special meetings per year as events require.

Mr. Dodson spends at least 90% of his time on these tasks, which include the following:

●	Development and implementation of the long-term business strategic plan, which he continually monitors and updates;
●	Development and maintenance of shareholder relations;
●	Continuous monitoring and supervision of executive staff;
●	Continuous monitoring and supervision of the Company’s assets, including the loan portfolio;
●	Continuous monitoring and supervision of the Company’s financial status and performance;
●	Negotiation of loan agreements with the Company’s institutional lenders and continuous monitoring of the Company’s compliance with those loan agreements;
●	Development of mortgage loan investment participation and loan purchase and sale relationships;
●	Continuous monitoring and supervision of mortgage loan investment activities;
●	Continuous monitoring and supervision of the development and implementation of marketing plans for the Company’s services to the lending industry; and
●
Continuous monitoring and supervision of the preparation of the Company’s regulatory filings, including working with outside counsel to develop periodic reports to investors (10K, 10Q, 8K) and the development of registration statements for the Company’s securities offerings.

Mr. Dodson spends less than 10% of his time on tasks in connection with transactions in securities.  These tasks include the following:

●	Supervision of offering documents preparation;
●	Review and supervision of overall marketing plans;
●	Continuous monitoring of the implementation of marketing plans to ensure professional and ethical conduct by the Company’s Investor Relations staff;
●	Daily review and monitoring of debt securities transaction reports, including acceptance of debt securities purchase agreements on behalf of the Company; and
●	Authentication of the Notes issued.

Mr. Dodson’s Securities Sales Related Activities

Since mid-2007, Mr. Dodson has not performed any direct sales activities for the Company. At no time since his employment with the Company began has Mr. Dodson attempted to solicit, or to have others on behalf of the Company solicit, investments in the Company’s securities from any customer of his former employer.  Mr. Dodson’s activities in connection with transactions in securities for the Company are confined to his review and acceptance on behalf of the Company of Note purchase applications and his authentication, as President, of the Notes issued.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

Relevance of Mr. Dodson’s Securities Industry Experience

Mr. Dodson’s previous employer, Strongtower Financial, formerly California Plan of Church Finance,  (“Strongtower”) specialized in the underwriting debt securities offerings for churches and ministries.  While Mr. Dodson served as a securities principal of Strongtower, he also provided significant services in designing, developing and structuring debt securities, registration statements, and debt securities pricing methods.  He also participated in the development of asset backed securities collateralized by church mortgage bonds.  Mr. Dodson’s experience relates directly to the strategic goals of the Company, including its plans for mortgage securitization offerings.

Mr. Dodson’s experience in the securities industry is relevant to the Company.  However, the Company hired Mr. Dodson primarily for his experience in devising and implementing investor note structures, his substantial experience in the securitization of debt obligations, and his knowledge, experience and abilities in negotiating institutional financing.

More than 90% of Mr. Dodson’s services are confined to managing the Company’s mortgage loan investments, negotiating and procuring credit facilities, strategic planning regarding interest revenues and interest cost management, and communications with the Company’s Board of Managers.  Mr. Dodson applies his prior experience as a member of the Strongtower credit committee to his supervision of the management of the Company’s church and ministry loan portfolio to these tasks.

As described above, Mr. Dodson does not perform direct sales activities or otherwise participate in the Company’s sales of the Notes.  Mr. Dodson’s retail securities brokerage management and operating experience were of secondary importance to the Company at the time he was hired in 2006, and even less so since 2007.

Description of the services for which Mr. Dodson received bonus compensation in 2007, 2008 and 2009, and the services for which he received sales compensation in 2007

Mr. Dodson’s bonus plan in 2007, 2008, and 2009 was based on the achievement of goals prescribed by the Board of Managers.  Those goals are generally based on balance sheet growth, earnings, loan portfolio management, and development of funding sources in the capital markets.  Mr. Dodson at no time has been paid in connection with transactions in securities and his salary and bonus compensation is not directly or, in any material way, indirectly based on the number or volume of securities sales transactions.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

The Company has reviewed the compensation referred to as “sales compensation” in 2007 and has determined that this description is not an accurate representation.  This payment actually represented a guaranteed portion of a bonus paid regularly to Mr. Dodson as part of his first year employment package.  This mischaracterization was a result of a “glitch” in ECCU’s payroll system (where the Company’s payroll was processed at the time) which classified that compensation as “sales compensation,” and this characterization was repeated in the prospectus.  The Company will revise the prospectus in its next S-1/A to reflect the true nature of the payment.

In summary, Mr. Dodson’s duties for the Company are essentially those of chief operating officer, and his compensation is commensurate in both amount and structure with COO compensation in the industry.  Mr. Dodson performs no direct sales activities and receives no compensation which is directly or indirectly based on the Company’s securities sales transactions.

No Compensation paid to Managers

The Company’s statement that none of its Managers currently receives compensation for services rendered as a Manager is correct.  The Company does pay compensation to Mr. Dodson, however Mr. Dodson is not and has never been a Manager of the Company.  Mr. Dodson serves only as an officer of the Company, in the capacity of President and Assistant Secretary.

Director of Investor Relations

Since the position was created in October, 2009, Mr. John Harris Lester has served as the Company’s Director of Investor Relations.  As requested by the Staff, set forth below is a description of the bonus compensation paid to Mr. Lester during the years of 2007, 2008 and 2009. Also set forth is a description of how his time is spent.

Year	Bonus Paid
2007	Not employed
2008	Not employed
2009	$3,412

Breakdown of how time is spent
65% -	Supervision of employees, development of marketing plans, strategic planning and administration.
28% -	Communication with existing investors pursuant to direct sales activities conducted under the Company’s securities sales protocols.
7% -	Communication with prospective investors pursuant to direct sales activities conducted under the Company’s securities sales protocols.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

None of the compensation the Company has paid to Mr. Lester, including his base salary of $90,000 per year, which is payable irrespective of the amount or volume of the Company’s securities sales, or his bonus, is directly or, in any material way, indirectly based on the number or volume of securities sales transactions.

Relationship Development Officer

Since the position was created in July, 2007, the Company’s Relationship Development Officer has been Mr. Rene Fernandez, Jr.  Set forth below is a description of the bonus compensation paid to Mr. Fernandez in the years 2007, 2008 and 2009. There is also a description of how his time is spent.

Year	Bonus Paid
2007	$2,504
2008	$45,276
2009	$7,440

            Breakdown of how time is spent
35% -	Administrative tasks relating to maintaining existing investor accounts.
40% -	Communication with existing investors pursuant to direct sales activities conducted under the Company’s securities sales protocols.
20% -	Communication with prospective investors pursuant to direct sales activities conducted under the Company’s securities sales protocols.
5% -	Other administrative tasks.

None of the compensation the Company has paid to Mr. Fernandez, including his base salary of $80,000 per year, which is payable irrespective of the amount or volume of the Company’s securities sales, or his bonus, is directly or, in any material way, indirectly based on the number or volume of securities sales transactions.

Investor Services Representative

Since the position was created in June, 2008, Ms. Deborah Buschette has served as the Company’s Investor Services Representative.  Ms. Buschette’s activities in connection with transactions in securities are solely ministerial, clerical and administrative duties performed under the supervision of the Company’s officers.

Set forth below is a description of the bonus compensation paid to Ms. Buschette and her services performed for the years 2007, 2008 and 2009.

Year	Bonus Paid
2007	Not employed
2008	$1,548
2009	$4,859

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

Duties
Described below are the services Ms. Buschette provides to the Company.
●	General support to Relationship Development Officer (RDO) throughout all phases of sales process, including:
●	Mail investment packages, as needed.
●	Update EC Connect with OSI daily activities and schedule follow-up by RDO.
●	Maintain ECP (Existing Client Program) records, including prepare letters, mail and record in EC Connect (Customer Relationship Management System) for follow up by RDO.
●	Responding to requests for investment account information from existing investors.
●	Maintaining accurate account records and changes.
●	Maintaining spreadsheets and reporting daily activity to President and RDO.
●	Capturing and inputting existing investor account information into internal software systems as required.
●	Processing investor correspondence.
●	Receiving, reviewing and processing requests for information and, under the direction of the Company’s officers, the preparation and mailing of offering materials.
●	Maintaining and filing all investor note and legal documents.
●	Maintaining and organizing collateral material, including updating of forms as needed.
●	Updating Procedures, as needed.
●	Various clerical duties, including:
-	Maintaining postage meter (replenish postage, coordinate re-order of supplies, provide assistance to office staff when needed). Includes recycling of incorrect postage to USPS.
-	Maintaining clean kitchen, replenishing coffee supplies and preparing coffee for the following morning.
-	Performing receptionist duties, as necessary (answer phones, greet visitors, take and distribute detailed messages).
-	Providing various back-up administration related tasks (i.e. preparation and mailing of rate sheets; assist with setting-up of refreshments for meetings, etc.).

The Company’s Securities Sales Protocols

The Company offers its securities only to churches, institutions and individual members of the evangelical community.  The Company has developed and enforces the following protocols to govern its activities in connection with transactions in securities.

●	The Company offers the Notes solely by the prospectus included in the applicable registration statement then effective under the 1933 Act.
●	The Company distributes its prospectus to evangelical Christian church organizations and ministries, as well as existing investors.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

●
The Company delivers the prospectus to attendees of church facilities, church conferences, conventions, retreats and seminars, to potential investors through the mails in response to inquiries received from potential investors and to the Company’s current investors.

●	Potential investors can obtain a prospectus through the Company’s website.
●
The Company’s associated persons are not authorized to conduct direct sales activities in connection with transactions in securities unless the potential investor has first contacted the Company as a result of seeing the Company’s prospectus or by reason of referral from existing investors or church or ministry organizations.  The Company’s associated persons are not authorized to, and do not, cold call or otherwise solicit potential investors from investor lists or other prospecting means.

●	The Company maintains a toll free telephone line so that prospective investors may call and request a prospectus or ask questions regarding the note offering.
●
The Company has no underwriting or selling agreement with any person, and no direct or indirect commission or other remuneration is paid to any individuals or organizations in connection with the offer and sale of the Company’s securities.

●	The Company does not accept any offer to purchase a Note until the prospective investor has completed and submitted an executed application form, acknowledging receipt of the prospectus.

Satisfaction of Rule 240.3a4-1

The Company asserts that none of the four associated persons is a broker within the meaning of 1934 Act Section 3(a)4 because, among other things, each of them satisfies conditions set forth in Rule 3a4-1.

1.           None of these persons is subject to the disqualification reference in subsection 3A4-1(a)(1);

2.           None of these persons is compensated for his or her participation by payment of direct or indirect transaction-based compensation, as required by subsection 3a4-1(a)(2);

3.           None of these persons is an associated person of a broker-dealer, as required by subsection 3a4-1(a)(3);

4.           In the case of Ms. Buschette, she satisfies the conditions of subsection 3a4-1(a)(4)(iii)(C) in that she performs only ministerial and clerical work involved in effecting any securities transaction; and

5.           In the case of Messrs. Lester and Fernandez, each of them satisfies the conditions of subsection 3a4-1(a)(4)(iii) subsections (A) and (B) because, with respect to each, their activities in connection with transactions in securities are confined to the following:

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Attn: Mr. Michael Seaman, Attorney-Advisor
April 9, 2010

•	Delivery of the prospectus to evangelical church and ministry organizations and related professional groups.
•	Direct sales activities are permitted only if they involve potential investors who initiate contact with the Company.
•
The Company considers potential investors to “initiate contact” if they contact the Company by reason of receiving a prospectus advertisement exempt under the 1933 Act or referral from existing investors or church or ministry organizations.

•	No direct sales activities permitted through contacts with potential investors by “prospect calling” or “cold calls.”
•	Permitted responses to potential investor inquiries are limited in content to information contained in the applicable registration statement then effective under the 1933 Act.
•
As required by Rule 3a4-1(iii)(A), any written communication delivered through the mails or by other means on behalf of the Company does not involve oral solicitation of the purchasers, and the content of each such written communication is approved by the Board and/or an officer of the Company.

6.           In the case of Mr. Dodson, he satisfies the conditions of Rule 3a4-1(a)(4)(iii) subsections (A) and (B) for the same reasons described for Messrs. Lester and Fernandez above.

In addition, he satisfies the conditions of Rule 3a4-1(a)(4) subsection (ii) because:

(A)           He primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Company other than in connection with transactions in securities; and

(B)           He was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

(C)           He does not participate in selling or offering of securities for any issuer more than once every 12 months, other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1(a), with the 12-month period calculated as required for securities sold pursuant to a Rule 415 registration.

Conclusion

The Company respectfully requests a telephonic conference with the Staff to discuss the issues addressed in this letter.

Following your review of this letter, please contact the undersigned with any questions or requests for additional information.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak
cc:	Billy M. Dodson, President
Ministry Partners Investment Company, LLC